UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 14, 2021

GREENSKY, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38506	82-2135346
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5565 Glenridge Connector	Suite 700	30342
Atlanta,	Georgia	(Zip Code)
(Address of principal executive offices)

Registrant’s telephone number, including area code: (678) 264-6105

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol	Name of each exchange on which registered
Class A common stock, $0.01 par value	GSKY	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01          Entry into a Material Definitive Agreement.

Merger Agreement

On September 14, 2021, GreenSky, Inc., a Delaware corporation (“GreenSky” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Goldman Sachs Group, Inc., a Delaware corporation (“Parent”), Goldman Sachs Bank USA, a bank organized under the laws of the State of New York (“Parent Bank” and, together with Parent, the “Parent Entities” or “GS”), and GreenSky Holdings, LLC, a Georgia limited liability company and a subsidiary of the Company (“Holdings”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (a) Parent Bank will establish a new wholly owned subsidiary, which will be a Delaware limited liability company (“Merger Sub 1”), and the Company will be merged with and into Merger Sub 1 (the “Company Merger”), with Merger Sub 1 surviving the Company Merger as a wholly owned subsidiary of Parent Bank (“Surviving LLC 1”), and (b) Parent Bank will establish a new wholly owned subsidiary, which will be a Georgia limited liability company (“Merger Sub 2”), and Merger Sub 2 will be merged with and into Holdings (the “Holdings Merger” and, together with the Company Merger, the “Mergers”), with Holdings surviving the Holdings Merger as a subsidiary of Parent Bank and Merger Sub 1 (“Surviving LLC 2”).  Consummation of the Mergers is subject to the approval of the Company’s stockholders, the receipt of required regulatory approvals, and satisfaction of other customary closing conditions.

The Merger Agreement was approved by the board of directors of the Company (the “Board”), acting upon the unanimous recommendation of a special committee composed of independent directors of the Board, and the board of directors of Parent.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Mergers (the “Effective Time”), each share of Class A common stock, par value $0.01 per share, of the Company (the “Class A Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares of Class A Common Stock owned by the Company as treasury stock or owned by Parent, Parent Bank, Merger Sub 1 or Merger Sub 2, in each case, not on behalf of third parties (including in a fiduciary, custodial, nominee or similar capacity), will be converted into the right to receive 0.03 shares of common stock (the “Exchange Ratio”), par value $0.01 per share, of Parent (the “Merger Consideration”).  As of the Effective Time, each share of Class B common stock, par value $0.001 per share, of the Company (the “Class B Common Stock” and, together with the Class A Common Stock, the “Company Common Stock”) shall be automatically deemed transferred to the Company and canceled for no consideration.  As of the Effective Time, each common unit of Holdings (the “Common Units”) will be converted into the right to receive the Merger Consideration, other than Common Units that are owned by the Company, which shall be converted into an equal number of limited liability company interests in Surviving LLC 2.

Each option to purchase shares of Company Common Stock (a “Company Stock Option”) outstanding immediately prior to the Effective Time shall be canceled and converted into a right to receive a cash payment equal to the product of (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time and (ii) the excess of (A) the Merger Consideration Value (as defined below) (or, if such Company Stock Option is subject to a cap on the value received upon the exercise of the Company Stock Options, the amount of such cap, if less than the Merger Consideration Value) over (B) the per share exercise price of such Company Stock Option, except that the cash payment shall be reduced by applicable withholding taxes and any Company Stock Option with a per share exercise price that is equal to or greater than the Merger Consideration Value will be canceled for no consideration.  The “Merger Consideration Value” is defined as the product of the Exchange Ratio and the closing price of Parent’s common stock on the trading day immediately prior to the date on which the Effective Time occurs.  Each share of Company Common Stock subject to forfeiture conditions (each, a “Company Restricted Share”) granted prior to the date of the Merger Agreement (other than those covered by an agreement between Parent and the applicable holder pursuant to which the holder has agreed to different treatment) and each Common Unit subject to forfeiture conditions (each, a “Restricted Unit”) that is outstanding immediately prior to the Effective Time shall vest in full as of immediately prior to the Effective Time and shall be treated the same as other shares of Company Common Stock or Common Units, as applicable.  Each Company Restricted Share granted on or following the date of the Merger Agreement and outstanding immediately prior to the Effective Time shall, as of the Effective Time, be canceled and substituted with an award of Parent’s common stock subject to forfeiture conditions, generally on the same vesting terms as the underlying Company Restricted Share, with respect to a number of shares equal to the product of (i) the number of shares of Company Common Stock covered by such Company Restricted Share and (ii) the Exchange Ratio.

Concurrently with the execution of the Merger Agreement and as a condition to GS’s entry into the Merger Agreement, the Company’s chief executive officer, Mr. David Zalik, entered into a holdback agreement with Parent (the “Holdback Agreement”), pursuant to which he agreed that 326,984 shares of the common stock of Parent that he otherwise would have been entitled to receive as Merger Consideration in respect of Common Units held by him and his affiliates shall instead be paid in the form of shares of Parent restricted stock (the “Holdback Shares”).   Among other things, the Holdback Shares will, subject to certain exceptions, be subject to transfer restrictions until the second anniversary of the date on which the Mergers are consummated and will be forfeited if Mr. Zalik is not actively employed by GS or its affiliates on such anniversary.

The Merger Agreement contains customary representations and warranties of the Company and Parent relating to their respective businesses and public filings, in each case generally subject to a materiality qualifier.  Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company, including (i) covenants relating to conducting its business in the ordinary course consistent with past practice and refraining from taking certain types of actions without Parent’s consent and (ii) certain restrictions on the Company’s ability to solicit alternative acquisition proposals from third parties, and/or to provide information to third parties and to engage in discussions with third parties, in each case, in connection with alternative acquisition proposals, subject to certain exceptions.

The consummation of the Mergers is subject to certain closing conditions, including (i) the approval of the Company’s stockholders (the “Company Stockholder Approval”), (ii) the approval of Holdings’ unitholders (which approval has already been obtained), (iii) the effectiveness of the registration statement to be filed by Parent with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Merger Agreement, (iv) the approval for listing on the New York Stock Exchange of the shares of the Parent’s common stock to be issued as Merger Consideration in connection with the Mergers, subject to official notice of issuance, (v) the absence of any judgment or law issued by any governmental entity enjoining or otherwise prohibiting the consummation of the Mergers, (vi) the expiration or termination of the waiting period (or any extension thereof) under the Hart-Scott Rodino Antitrust Improvements Act of 1976, (vii) obtaining the approval of the New York Department of Financial Services and certain state regulatory approvals for the Mergers, (viii) no modification of the Tax Receivable Agreement (as defined below), as amended by the Tax Receivable Agreement Amendment (as defined below), and (ix) other customary conditions specified in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, each of the Company and Parent is required to use reasonable best efforts to consummate the Merger, provided that Parent shall not be required to take any action that would reasonably be expected to have a material adverse effect on Parent or Parent Bank, in each case, with materiality measured on a scale relative to the Company and its subsidiaries.

Prior to obtaining the Company Stockholder Approval, the Board may, in certain limited circumstances, withdraw or modify its recommendation that the Company’s stockholders adopt the Merger Agreement or recommend or otherwise declare advisable any Superior Proposal (as defined in the Merger Agreement) (an “Adverse Recommendation Change”), subject to complying with notice and other specified conditions, including giving Parent the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a match right period.  Notwithstanding an Adverse Recommendation Change by the Board, unless Parent terminates the Merger Agreement, the Company is still required to convene the meeting of its stockholders.

The Merger Agreement also provides for certain mutual termination rights of Parent and the Company, including the right of either party to terminate the Merger Agreement if the Mergers are not consummated by April 15, 2022 (the “Outside Date”).  Either party may also terminate the Merger Agreement if the Company Stockholder Approval has not been obtained at a duly convened meeting of the Company’s stockholders or a judgment or law enjoining or otherwise prohibiting consummation of the Mergers becomes final and non-appealable.  In addition, Parent may terminate the Merger Agreement if the Board changes its recommendation to vote in favor of the Mergers prior to the Company Stockholder Approval having been obtained.

If the Merger Agreement is terminated by Parent as a result of an Adverse Recommendation Change , then the Company shall be obligated to pay Parent a fee equal to $75 million (the “Termination Fee”).

Further, if either party terminates the Merger Agreement because (i)(A) the Company Stockholder Approval has not been obtained at a stockholder meeting duly convened therefor and (B) the Board shall have made an Adverse Recommendation Change or (ii)(A) the Mergers shall not have been consummated prior to the Outside Date or the Company Stockholder Approval has not been obtained at a stockholder meeting duly convened therefor and (B)(x) a bona fide acquisition proposal shall have been publicly made, proposed or communicated to the Company after the date of the Merger Agreement and shall not have been withdrawn prior to termination of the Merger Agreement and (y) within 12 months after the date of the termination of the Merger Agreement the Company enters into a definitive agreement providing for an acquisition proposal (which is subsequently consummated) or an acquisition proposal is consummated, then the Company shall be obligated to pay the Termination Fee to Parent concurrently with such consummation.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms.  It is not intended to provide any other factual information about the Company, Parent or their respective subsidiaries or affiliates.  The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Parent’s public disclosures.

Voting Agreement

On September 14, 2021, concurrently with the execution of the Merger Agreement and as a condition to GS’s entry into the Merger Agreement, the Parent Entities entered into a voting agreement (the “Voting Agreement”) with Mr. Zalik and certain of his affiliates (collectively, the “Stockholders”), who, collectively and in the aggregate, hold voting power over approximately 52% of the outstanding Company Common Stock (the “Subject Shares”), pursuant to which, among other things, each Stockholder agreed to vote all of its Subject Shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby; provided that in the event of an Adverse Recommendation Change by the Board, the aggregate number of shares of Company Common Stock required to be voted in favor of the approval of the Merger Agreement and the transactions contemplated thereby shall be reduced to the aggregate number of shares holding voting power with respect to 35% of the outstanding Company Common Stock, and each Stockholder’s obligation to vote its Subject Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby shall be reduced by its pro rata portion of the excess Subject Shares.

The Voting Agreement will terminate automatically as of the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the mutual agreement of the parties thereto and (iv) with respect to any Stockholder, such time as any modification or amendment to the Merger Agreement or the Holdback Agreement is effected without such Stockholder’s consent that reduces the Merger Consideration, changes the form of the Merger Consideration or otherwise adversely affects such Stockholder in any material respect.

Commitment Letter

On September 14, 2021, concurrently with the execution of the Merger Agreement and as a condition to the Company’s entry into the Merger Agreement, certain of the Company’s subsidiaries entered into a commitment letter for a backstop participation purchase facility (the “Commitment Letter”) with Parent Bank.  Pursuant to the Commitment Letter, Parent Bank has committed to provide such subsidiaries with (i) a commitment of up to $0.8 billion to purchase economic participations in loans originated by the Company’s bank partners under the GreenSky program during the period from the execution of definitive agreements for such purchase facility through the earlier of the consummation of the Mergers and the termination of the Merger Agreement in accordance with its terms, or (ii) in the event that the Merger Agreement is terminated in accordance with its terms prior to the consummation of the Mergers, a commitment of up to $1.0 billion to purchase economic participations in loans originated by the Company’s bank partners under the GreenSky program during the period from the Merger Agreement termination date through the last day of the ninth full calendar month following such termination date.  The Commitment Letter provides that the definitive agreements for the purchase facility will contain customary representations, warranties, covenants, indemnification and termination provisions.

Tax Receivable Agreement Amendment

As a condition to GS’s entry into the Merger Agreement, the Company and certain beneficiaries party to the Tax Receivable Agreement, dated as of May 23, 2018 (the “Tax Receivable Agreement”), by and among the Company, Holdings, GreenSky, LLC and the blocker corporations and beneficiaries party thereto, were required to enter into an amendment to the Tax Receivable Agreement (the “Tax Receivable Agreement Amendment”), which amendment provided that no payments under the Tax Receivable Agreement will be made following or as a result of the consummation of the Mergers.

Item 8.01          Other Events.

On September 15, 2021, the Company and Parent jointly issued a press release announcing they had entered into the Merger Agreement.  A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01          Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of September 14, 2021, by and among The Goldman Sachs Group, Inc., Goldman Sachs Bank USA, GreenSky, Inc. and GreenSky Holdings*

99.1	Press Release, dated September 15, 2021, jointly issued by The Goldman Sachs Group, Inc. and GreenSky, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*          Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request by the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company and Parent including, but not limited to, statements related to the proposed acquisition of the Company and the anticipated timing, results and benefits thereof, statements regarding the expectations and beliefs of the board of directors of the Company, Company management, the board of directors of Parent or Parent management, and other statements that are not historical facts.  Readers can generally identify forward-looking statements by the use of forward-looking terminology such as “outlook,” “potential,” “continue,” “may,” “seek,” “approximately,” “predict,” “believe,” “expect,” “plan,” “intend,” “poised,” “estimate” or “anticipate” and similar expressions or the negative versions of these words or comparable words, as well as future or conditional verbs such as “will,” “should,” “would,” “likely” and “could”.  These forward-looking statements are based on the Company’s and Parent’s current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties, many of which are beyond the Company’s or Parent’s control.  Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with the Company’s and Parent’s ability to complete the proposed acquisition on the proposed terms or on the anticipated timeline, or at all, including: risks and uncertainties related to securing the necessary regulatory and shareholder approvals and satisfaction of other closing conditions to consummate the proposed acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed acquisition; risks related to diverting the attention of Company and/or Parent management from ongoing business operations; failure to realize the expected benefits of the proposed acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of litigation in connection with the proposed acquisition, including resulting expense or delay; the risk that the Company’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the Company’s business, including the uncertainty of financial performance and results of Parent following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or for the Company to maintain relationships with bank partners, other funding sources or purchasers of receivables related to, or economic participations in, loans originated by the Company’s bank partners, merchants, sponsors of merchants, consumers, suppliers, distributors, partners, employees, regulators or other third parties; effects relating to the announcement of the proposed acquisition or any further announcements or the consummation of the proposed acquisition on the market price of Company common stock or Parent common stock; the possibility that, if Parent does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors or at all, the market price of Parent common stock could decline; the definitive documentation in respect of the backstop participation purchase facility is subject to negotiation between the parties; regulatory initiatives and changes in tax laws; market volatility and changes in economic conditions; and other risks and uncertainties affecting the Company and Parent, including those described from time to time under the caption “Risk Factors” and elsewhere in the Company’s and Parent’s SEC filings and reports, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2021 and June 30, 2021, Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2021 and June 30, 2021, and future filings and reports by either company.  In addition, the trajectory and future impact of the COVID-19 pandemic remains highly uncertain and can change rapidly, and the extent of the pandemic’s continuing and ultimate impact on the Parent, the Company, the Company’s bank partners and merchants, borrowers under the GreenSky® consumer financing program, loan demand (in particular, for elective healthcare procedures), legal and regulatory matters, consumers’ ability or willingness to pay, information security and consumer privacy, the capital markets, the economy in general and changes in the U.S. economy that could materially impact consumer spending behavior, unemployment and demand for products of Parent and the Company are highly uncertain and cannot be predicted with confidence at this time.  Moreover, other risks and uncertainties of which the Company or Parent are not currently aware may also affect each company’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  Readers of this communication are cautioned that forward-looking statements are not guarantees of future performance.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by the Company or Parent on their respective websites or otherwise. Except as otherwise required by law, neither the Company nor Parent undertakes any obligation, and each expressly disclaims any obligation, to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Participants in the Solicitation

The Company, Parent and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed acquisition.  Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 10, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2021 and subsequent statements of beneficial ownership on file with the SEC.  Information about Parent’s directors and executive officers is set forth in Parent’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 22, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2021 and subsequent statements of beneficial ownership on file with the SEC.  Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s stockholders in connection with the proposed acquisition, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the registration statement on Form S-4 and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information and Where to Find It

In connection with the proposed acquisition, Parent intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement for a special meeting of the Company’s stockholders to approve the proposed acquisition and that will also constitute a prospectus for the Parent common stock that will be issued in the proposed acquisition.  Each of the Company and Parent may also file other relevant documents with the SEC regarding the proposed acquisition.  This communication is not a substitute for the registration statement, the proxy statement/prospectus (if and when available) or any other document that the Company or Parent may file with the SEC with respect to the proposed acquisition. The definitive proxy statement/prospectus will be mailed to the Company’s stockholders.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT AND THE PROPOSED ACQUISITION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about the Company, Parent and the proposed acquisition, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at investors.greensky.com. Copies of documents filed with the SEC by Parent will be made available free of charge on Parent’s investor relations website at goldmansachs.com/investor-relations/.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREENSKY, INC.

Date: September 15, 2021	By:	/s/ Steven E. Fox
		Name:	Steven E. Fox
		Title:	Executive Vice President and Chief Legal Officer